Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

Among

STEALTH PARENT LIMITED

STEALTH MERGER SUB LIMITED

and,

STEALTH BIOTHERAPEUTICS CORP

Dated as of July 31, 2022

TABLE OF CONTENTS

ANNEX A Plan of Merger

APPENDIX I Continuing Shares

AGREEMENT AND PLAN OF MERGER, dated as of July 31, 2022 (this “Agreement”), among Stealth Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Stealth Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), and Stealth BioTherapeutics Corp, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Companies Act of the Cayman Islands (2022 Revision) (the “CICA”), Parent, Merger Sub and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company under the Merger;

WHEREAS, the Board of Directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee of the Company Board (the “Special Committee”), has (i) determined that it is in the best interests of the Company, and therefore declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement, the Plan of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend in favor of the authorization of the Plan of Merger by the shareholders of the Company at the Company Shareholders’ Meeting (as defined below);

WHEREAS, each of the boards of directors of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger;

WHEREAS, Parent, as the sole shareholder of Merger Sub, shall, promptly (and in any event within 24 hours) following the execution and delivery of this Agreement authorize the Plan of Merger;

WHEREAS, Morningside Venture (I) Investments Limited (“Morningside”) and certain of its Affiliates have executed and delivered to the Company a voting and support agreement, dated as of the date hereof (the “Voting Agreement”), providing that, amongst other things, Morningside and such Affiliates agree, upon the terms and subject to the conditions in the Voting Agreement, (i) to vote all of the Shares held directly or indirectly by it in favor of the authorization of the Plan of Merger, (ii) to receive no cash consideration for the Shares held by it or its Affiliates as set forth opposite its name on Appendix I hereto (such Shares, the “Continuing Shares”) in the Merger in accordance with this Agreement and (iii) that all of the Continuing Shares shall not be cancelled in the Merger and shall continue as ordinary shares of the Surviving Company at the Effective Date.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

Article I

THE MERGER

Section 1.01 The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CICA, at the Effective Date, Merger Sub shall be merged with and into the Company. As a result of the Merger, Merger Sub shall be struck off the register of companies in the Cayman Islands and the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company resulting from the Merger (the “Surviving Company”) under the laws of the Cayman Islands as a wholly owned subsidiary of Parent.

Section 1.02 Closing; Closing Date.

Unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place via the electronic exchange of documents and signature at 9:00 a.m., Eastern time on the third Business Day immediately following the day on which the last of the conditions set forth in Article VII to be satisfied or, if permissible, waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement or at such other place, date and time as the Company and Parent may mutually agree in writing (such date, the “Closing Date”).

Section 1.03 Effective Date.

Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A attached hereto and such parties shall file the Plan of Merger and other documents required under the CICA to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICA. The Merger shall become effective upon the date specified in the Plan of Merger in accordance with the CICA (the “Effective Date”).

Section 1.04 Effects of the Merger.

As of the Effective Date, the Merger shall have the effects specified in the applicable provisions of the CICA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Date, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICA.

Section 1.05 Memorandum and Articles of Association of Surviving Company.

At the Effective Date, the Surviving Company shall adopt new memorandum and articles of association, to be appended to the Plan of Merger and which are substantially in the form of the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Date, as the memorandum and articles of association of the Surviving Company until thereafter amended as provided by law and such memorandum and articles of association; provided, that, in such memorandum and articles of association of the Surviving Company adopted at the Effective Date: (a) references to the name of the Surviving Company shall be “Stealth BioTherapeutics Corp”, (b) if necessary, references therein to the authorized share capital of the Surviving Company shall refer to the authorized share capital of the Surviving Company as approved in the Plan of Merger and (c) there shall be provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, in accordance with Section 6.05(a).

Section 1.06 Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Date shall be the initial directors of the Surviving Company from and after the Effective Date and (b) the executive officers of the Company immediately prior to the Effective Date shall be the initial officers of the Surviving Company from and after the Effective Date, in each case, except as otherwise determined jointly by Parent and Merger Sub prior to the Effective Date and, in the case of the initial directors of the Surviving Company, as set out in the Plan of Merger, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Article II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.01 Effect of Merger on Issued Securities.

At the Effective Date, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a) each Share issued and outstanding immediately prior to the Effective Date (other than the Continuing Shares, the Excluded Shares, the Dissenting Shares and Shares represented by ADSs (each as defined below)) shall cease to exist and shall be cancelled in consideration for the right to receive an amount in cash per Share and without interest, equal to $0.03125 (the “Per Share Merger Consideration”), which shall be payable in the manner provided in Section 2.04;

(b) each American Depositary Share, representing twelve Shares (an “ADS”), issued and outstanding immediately prior to the Effective Date (other than, if any, ADSs representing the Excluded Shares), shall cease to exist and shall be cancelled in exchange for an amount in cash per ADS and without interest, equal to $0.375 (the “Per ADS Merger Consideration”) (less up to

$0.05 per ADS cancellation fees), payable pursuant to the terms and conditions set forth in the Deposit Agreement, and each Share represented by such ADSs shall be cancelled and cease to exist, in exchange for the right of the Depositary, as the registered holder thereof, to receive the Per Share Merger Consideration, which the Depositary will distribute to the holders of such ADSs as the Per ADS Merger Consideration pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement (less up to $0.05 per ADS cancellation fees);

(c) no holder of Continuing Shares shall have the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration in respect of the Continuing Shares, and instead, each Continuing Share issued and outstanding immediately prior to the Effective Date shall continue to exist without interruption and shall thereafter be and represent one validly issued, fully paid and non-assessable ordinary share, par value $0.0003 each, of the Surviving Company;

(d) each of the Excluded Shares and ADSs representing the Excluded Shares (in each case, issued and outstanding immediately prior to the Effective Date) shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor;

(e) each of the Dissenting Shares shall be cancelled and thereafter afford the holder only the rights referred to at Section 2.03;

(f) each ordinary share, par value $0.0003 each, of Merger Sub issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and non-assessable ordinary share, par value $0.0003 each, of the Surviving Company; such ordinary shares of the Surviving Company shall (other than as set forth in the memorandum and articles of association of the Surviving Company) rank pari passu in all respects with the Continuing Shares which shall continue and survive the Merger in accordance with Section 2.01(c), and such ordinary shares, including the Continuing Shares, shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company; and

(g) each Company Warrant outstanding immediately prior to the Effective Date shall be treated in accordance with the terms thereof, as may be amended prior to the Effective Date by the Company and the holder thereof with the consent of Parent. The Surviving Corporation, and to the extent required under the applicable Company Warrant, Parent, shall comply with any obligations under the applicable Company Warrant.

Section 2.02 Share Incentive Plans and Outstanding Company Share Awards.

(a) As soon as reasonably practicable following the date hereof, the Company, acting through the Company Board or the renumeration committee of the Company Board, as applicable, or otherwise, shall adopt any resolutions and take any actions that are reasonably necessary to (i) terminate the Share Incentive Plans and any relevant award agreements applicable to the Share Incentive Plans or any Company Share Award, as of the Effective Date, (ii) cancel each Company Share Award that is outstanding and unexercised, whether or not vested or exercisable, as of the Effective Date and (iii) otherwise effectuate the provisions of this Section 2.02. From and after the Effective Date, neither the Buyer Group nor the Surviving Company shall be required to issue any Shares, other share capital of the Company or the Surviving Company, share capital of any Buyer Group Party or any other consideration (other than as required by this Section 2.02) to any person pursuant to or in settlement of any Company Share Award. Following the adoption of such resolutions and the taking of such other actions as reasonably necessary to achieve the foregoing by the Company Board or the renumeration committee of the Company Board, the Company shall deliver written notice to each holder of a Company Share Award informing such holder of the effect of the Merger on its Company Share Awards.

(b) Except as otherwise set forth in Section 2.02(b) of the Company Disclosure Schedule, each former holder of a Vested Company Option that is cancelled at the Effective Date shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Date (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Vested Company Option and (ii) the number of Shares underlying such Company Option; provided, that if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any payment therefor.

(c) Each former holder of an Unvested Company Option that is cancelled at the Effective Date shall, in exchange therefor, receive as soon as practicable after the Effective Date, a restricted cash award (“RCA”) issued by the Surviving Company in an amount in cash that is the equivalent of, the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Unvested Company Option and (ii) the number of Shares underlying such Unvested Company Option; provided, that if the Exercise Price of any such Unvested Company Option is equal to or greater than the Per Share Merger Consideration, such Unvested Company Option shall be cancelled without any payment therefor.

(d) Each former holder of a Vested Company RSU that is cancelled at the Effective Date shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Date (without interest), a cash amount equal to the product of (i) the Per ADS Merger Consideration and (ii) the number of ADSs underlying such Company RSU.

(e) Each former holder of an Unvested Company RSU that is cancelled at the Effective Date shall, in exchange therefor, receive as soon as practicable after the Effective Date, a RCA issued by the Surviving Company in an amount in cash that is the equivalent of, the product of (i) the Per ADS Merger Consideration and (ii) the number of Shares underlying such Company RSU.

(f) Any RCA issued by the Surviving Company in respect of any Unvested Company Option or Unvested Company RSU shall be subject to the same vesting conditions and schedules applicable to such Unvested Company Option or Unvested Company RSU, as applicable, without giving effect to the Transactions. On the date, and to the extent, that any Unvested Company Option or Unvested Company RSU would have become vested without giving effect to the Transactions, such corresponding portion of the RCA shall be delivered to the holder of such RCA, net of any applicable withholding Taxes, in US dollars by the Surviving Company.

(g) As of the Effective Date, all Company Share Awards shall automatically cease to exist, and each holder of a Company Share Award shall cease to have any rights with respect thereto, except the right to receive the cash payment or the RCA as provided in this Section 2.02.

(h) Any payment under this Section 2.02 shall be subject to all applicable Taxes and Tax withholding requirements. The Surviving Company shall pay through its payroll systems the amounts due pursuant to this Section 2.02.

Section 2.03 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICA, Shares that are issued and outstanding immediately prior to the Effective Date and that are held by shareholders who shall have validly exercised and perfected and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the CICA (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Date, and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, and shall instead be entitled to exercise the rights conferred by Section 238 of the CICA, except that all Shares held by Dissenting Shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to dissent from the Merger under Section 238 of the CICA shall thereupon not be Dissenting Shares and shall be cancelled (and deemed to have been cancelled) and cease to exist as of the Effective Date in consideration for the right to receive the Per Share Merger Consideration, without any interest thereon, in accordance with Section 2.01(a) and shall be payable in the manner provided in Section 2.04.

(b) The Company shall give the Buyer Group (i) prompt notice of receipt of any written notices of objection, approval, of dissent and/or written demands or offers under Section 238 of the CICA received by the Company, attempted written withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Law and received by the Company relating to its shareholders’ rights to dissent from the Merger and (ii) the opportunity to direct or approve all offers, negotiations and proceedings with respect to demands for appraisal under the CICA. The Company shall not, except with the prior written consent of the Buyer Group (such consent not be unreasonably withheld, conditioned or delayed), make any offers or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 2.04 Merger Consideration Payment Procedures.

(a) Paying Agent. Prior to the Effective Date, Parent shall appoint a bank or trust company selected by Parent and reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for purposes of paying (directly or through the Depositary) the holders of Shares and ADSs the payments required to be made pursuant to Sections 2.01(a), 2.01(b) and Section 2.03 (collectively, the “Merger Consideration”). At or prior to the Effective Date, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs (other than the Continuing Shares and the Excluded Shares), cash in an amount sufficient to pay the Merger Consideration (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”, and in case of payments under Section 2.03, an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration). If for any reason following the Effective Date (including as a result of any Dissenting Shareholder effectively waiving, withdrawing or losing such Dissenting Shareholder’s rights to dissent to the

Merger) the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, Parent shall promptly deposit, or cause the Surviving Company to promptly deposit, cash in immediately available funds into the Exchange Fund in an amount that is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(b) Exchange Procedures. As promptly as practicable after the Effective Date (and in any event within three Business Days thereafter), the Surviving Company shall cause the Paying Agent to mail or otherwise disseminate to each person who was, immediately prior to the Effective Date, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a)): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the aggregate Per Share Merger Consideration to registered holders of Shares (other than the Continuing Shares and Excluded Shares) shall be effected and contain such other provisions as the Buyer Group and the Company may mutually agree prior to the Effective Date) and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) and each registered holder of non-certificated Shares represented by book entry (the “Uncertificated Shares”), in each case, entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a) shall be entitled to receive in exchange therefor payment in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares, multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Date, the Buyer Group and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Date (but in any event not later than two Business Days thereafter) an amount in cash in immediately available funds equal to the product of (x) the number of Shares held by the Depositary immediately prior to the Effective Date (other than the Excluded Shares) and (y) the Per Share Merger Consideration, (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than, if any, ADSs representing Excluded Shares) upon surrender by such holders of such ADSs, (C) until such distribution, the Depositary will invest the funds payable to holders of ADSs, as closely as possible, in the same manner as the Paying Agent invests the Exchange Fund pursuant to Section 2.04(e) (and earnings from investments shall be the sole and exclusive property of the Surviving Company), (D) holders of ADSs who are untraceable will be determined, and ADSs held by such holders will be treated, in the same manner as holders of Shares in Section 2.04(d) and (E) upon termination of the Deposit Agreement as contemplated in Section 2.06, the Depositary will deliver to the Paying Agent any portion of funds payable to holders of ADSs as a result of the Merger which remains undistributed to holders of ADSs as of the date of such termination and the Paying Agent will thereafter pay amounts owed to holders of ADSs. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (including any ADS cancellation or termination fee payable in accordance with the Deposit Agreement, but excluding withholding Taxes if any) due to or incurred by the Depositary in connection with the cancellation of the ADSs surrendered and distribution of the Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable in respect of the Shares or ADSs. In the event of a transfer of ownership of Shares prior to the Effective Date that is not registered in the register of members of the Company as of the Effective Date, the Per Share Merger Consideration in respect of such Shares will be paid to such transferee upon delivery of evidence to the reasonable satisfaction of the Surviving Company of such transferee’s entitlement to the relevant Share and to receive the Per Share Merger Consideration, to the exclusion of the applicable transferor and evidence that any applicable share transfer Taxes have been paid or are not applicable.

(c) Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of the Shares represented by such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d) Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed or (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Company Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable shall be returned to the Surviving Company on demand for the benefit of Dissenting Shareholders and holders of Shares or ADSs who are untraceable. Dissenting Shareholders and holders of Shares or ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company. Monies unclaimed after a period of seven years from the Closing Date shall be forfeited and shall revert to the Surviving Company.

(e) Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares and ADSs, shall be invested by the Paying Agent as directed by Buyer Group or, after the Effective Date, the Surviving Company in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion. Earnings from investments shall be the sole and exclusive property of the Surviving Company. To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment of Merger Consideration, the Buyer Group shall, or shall cause the Surviving Company to, promptly deposit cash into the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments of Merger Consideration. Except as contemplated by Section 2.04(b), this Section 2.04(e) and Section 2.04(f), the Exchange Fund shall not be used for any other purpose.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Shares or ADSs for six months after the Effective Date shall be delivered to the Surviving Company upon demand, and any holders of Shares and ADS who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Section 2.01(a) and 2.01(b). Any portion of the Exchange Fund remaining unclaimed by holders of Shares or ADSs as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable law, become the property of the Surviving Company free and clear of any claims or interest of any person previously entitled thereto.

(g) No Liability. None of the Paying Agent, Parent, Merger Sub, the Surviving Company, the Depositary or any other person shall be liable to any former holder of Shares or ADSs for any such Shares or ADSs (or dividends or distributions with respect thereto), for cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Withholding Rights. Each of Parent, Merger Sub, the Surviving Company, the Paying Agent and the Depositary (and any other person that has a payment obligation pursuant to this Agreement) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law relating to Taxes. To the extent that amounts are so deducted or withheld by Parent, Merger Sub, the Surviving Company, the Paying Agent or the Depositary (or any other person that has a payment obligation pursuant to this Agreement), as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made, and remitted to the applicable Governmental Authority.

Section 2.05 No Transfers.

From and after the Effective Date, (a) no transfers of Shares shall be effected in the register of members of the Company and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Date (other than

Continuing Shares) shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Date, any Share Certificates presented to the Paying Agent, Parent, Merger Sub or Surviving Company for transfer or any other reason (except for Share Certificates representing the Continuing Shares) shall be cancelled in exchange for the right to receive the cash consideration to which the holders thereof are entitled pursuant to Section 2.01(a) (or, in the case of Share Certificates representing Excluded Shares, no consideration, and in the case of Share Certificates representing Dissenting Shares, the applicable payments in accordance with Section 2.03).

Section 2.06 Termination of Deposit Agreement.

As soon as reasonably practicable after the Effective Date, the Surviving Company shall provide notice to CITIBANK, N.A. (the “Depositary”) to terminate the deposit agreement, dated February 20, 2019, between the Company, the Depositary and all holders and beneficial holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Section 2.07 Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Date and to provide to the holders of Shares (including Shares represented by ADSs) and Company Share Awards the same economic effect as contemplated by this Agreement prior to such action.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), or (b) the Company SEC Reports (excluding disclosures in the Company SEC Reports contained in the “Risk Factors”, “Forward Looking Statements” and other sections to the extent they are general, nonspecific, forward-looking or cautionary in nature, in each case, other than specific factual information contained therein), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01 Organization, Good Standing and Qualification.

(a) The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each of the Company’s Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its organization or formation, and each Group Company has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, in each case except where the failure of any Group Company to be so organized, existing or in good standing or of any Group Company to have such power, authority and governmental approvals has not had and would not have a Company Material Adverse Effect or would not be reasonably expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of the Company to consummate the Merger. Each Group Company is duly qualified or licensed to do business, and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing), in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except for any such failure to be so qualified or licensed or in good standing as would not have a Company Material Adverse Effect or would not be reasonably expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

(b) A true and complete list of each Subsidiary of the Company that would constitute a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X of the SEC, identifying the jurisdiction of incorporation or organization of each such Subsidiary, the percentage of the outstanding share capital or other equity interests of, or other interest in, each such Subsidiary owned or held by the Company and each of its other Subsidiaries is set forth in the 2021 Annual Report. Except as set forth in the 2021 Annual Report, there are no other corporations, partnerships, joint ventures, associations or entities through which any Group Company conducts a material portion of its business, or other entities in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same which entities are individually or in the aggregate material to the Group Companies taken as a whole, and any other consolidated entities of the Company that are not disclosed to the Buyer Group, considered in the aggregate as a single entity, would not constitute a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X of the SEC.

Section 3.02 Memorandum and Articles of Association.

The Company has heretofore furnished or otherwise made available to Parent or its Representatives a complete and correct copy of the memorandum and articles of association of the Company. The memorandum and articles of association of the Company and the memorandum and articles of association or equivalent organizational documents of each Company Subsidiary, each as amended to date, are in full force and effect. Each Group Company is in compliance with the provisions of its memorandum and articles of association or equivalent organizational documents in all material respects.

Section 3.03 Capitalization.

(a) The authorized share capital of the Company is $480,000 divided into 1,600,000,000 ordinary shares of a nominal or par value of $0.0003 each. As of the close of business on July 29, 2022 (the “Capitalization Date”), (i) 882,582,802 Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable (excludes 2,994,504 Shares that are issued and held in a custodian account by the Depositary for the settlement of

Company Share Awards under the Share Incentive plan), (ii) no Shares are held in the treasury of the Company, (iii) 92,401,314 Shares are subject to the outstanding Company Share Awards, (iv) 283,347,109 Shares are subject to the outstanding Company Warrants (including 44,217,588 represented by ADSs) and (v) 67,071,410 Shares that are reserved for future awards to be granted pursuant to the Share Incentive Plans. Except as set forth above, at the close of business on the Capitalization Date, no Shares, other shares of capital stock or other equity interests of the Company were issued, reserved for issuance or outstanding. Since the close of business on the Capitalization Date, the Company has not issued any Shares or other equity interests of the Company, other than issuance which, if made or effected after the date hereof, would not constitute a violation of Section 5.01.

(b) The Company has provided or otherwise made available to Parent or its Representatives an electronic data file that sets forth the following information with respect to each Company Share Award outstanding as of the Capitalization Date: (i) the name of the Company Share Award recipient; (ii) the number of Shares subject to such Company Share Award; (iii) the exercise or purchase price of such Company Share Award; (iv) the date on which such Company Share Award was granted; (v) the vesting schedule and other vesting conditions (if any) of such Company Share Award; and (vi) the date on which such Company Share Award expires. The grant of each such Company Share Award was validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with the terms of the Share Incentive Plans and all applicable Laws.

(c) Except for the Company Share Awards referred to in Section 3.03(a), the ADSs, the Deposit Agreement, the Development Funding Agreement, the Venture Debt Agreement and the Company Warrants, (i) there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue or sell any shares or securities of, or other equity interests in, any Group Company, and (ii) the Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(d) All Shares subject to issuance pursuant to the Company Share Awards, upon the vesting and/or settlement and issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has provided or otherwise made available to the Buyer Group (including through the Company SEC Reports) accurate and complete copies of (x) the Share Incentive Plans pursuant to which the Company has granted the Company Share Awards that are currently outstanding and (y) the form of all award agreements evidencing such Company Share Awards.

(e) To the extent applicable, the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and each other entity in which any Group Company owns any non-controlling equity interest is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and each such other entity that is owned by any Group Company is owned by the relevant Group Company free and clear of all Liens. Such Group

Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all such equity securities.

Section 3.04 Authority Relative to this Agreement; Board Determination; Fairness Opinion.

(a) The Company has the requisite corporate or similar power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Company Vote, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, subject only to the approval and authorization of this Agreement, the Plan of Merger and the Merger by a special resolution (as defined in the CICA), which requires the affirmative vote of holders of Shares representing not less than two-thirds of the Shares present and voting in person or by proxy as a single class at the Company Shareholders’ Meeting in accordance with Section 233(6) of the CICA and the memorandum and articles of association of the Company (the “Requisite Company Vote”). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b) The Special Committee comprises three members of the Company Board, each of whom is not affiliated with any of the Buyer Group Parties, is not a member of the Company’s management and qualifies as an “independent director” (as such term is defined in the Nasdaq Listing Rule 5605). The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company, (ii) approved and declared advisable this Agreement and the Transactions, (iii) directed that the Plan of Merger be submitted to the holders of Shares for authorization and (iv) subject to the terms of this Agreement, resolved to recommend approval of this Agreement and authorization of the Plan of Merger and the Transactions to the holders of Shares (the “Company Recommendation”).

(c) The Special Committee has received the opinion of Houlihan Lokey Capital, Inc. (the “Financial Advisor”), to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications, assumptions and other matters considered in connection with the preparation of such opinion, the Per Share Merger Consideration to be received by the holders of Shares (other than Parent, Merger Sub and their respective Affiliates) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than Parent, Merger Sub and their respective Affiliates) is fair, from a financial point of view, to such holders a copy of which opinion will be delivered to Buyer Group promptly after the date of this Agreement solely for informational purposes. It is agreed and understood that such opinion may not be relied on by Buyer Group or any of their respective Affiliates.

Section 3.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and the Plan of Merger by the Company do not, and the performance of this Agreement and the Plan of Merger by the Company and the consummation of the Transactions will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule (including rules and regulations of applicable securities exchanges), code, executive order, injunction, judgment, decree or other order (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company pursuant to, any Contract to which any the Company is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not have a Company Material Adverse Effect or would not be reasonably expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority (including applicable securities exchanges), instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a “Governmental Authority”), except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, with the Proxy Statement as an exhibit thereto and the furnishing of Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 (with the Proxy Statement as an exhibit thereto) or such Form 6-K to respond to comments of the SEC, if any, on such documents), (ii) compliance with the rules and regulations of the Nasdaq Global Market (“NASDAQ”), (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICA and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICA and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have a Company Material Adverse Effect or would not be reasonably expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

Section 3.06 Proxy Statement.

The information supplied by the Company for inclusion in the Schedule 13E-3 (including any amendment or supplement thereto or document incorporated by reference therein) and the Proxy Statement (including any amendment or supplement thereto or document incorporated by reference therein) and shall not (i) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, or (ii) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders’ Meeting, contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of any of the Buyer Group Parties for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement.

Section 3.07 Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Law that may be applicable to the Company other than the CICA (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

Section 3.08 Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.09 Taxes.

(a) The Company is treated as a corporation for U.S. federal income Tax purposes and has been since the date of its formation; Section 3.09(a) of the Company Disclosure Schedule lists the tax classification of each of the Company’s Subsidiaries for U.S. federal income Tax purposes and such Subsidiary’s jurisdiction of formation.

(b) Neither the Company nor any of its Subsidiaries (i) are, or have been, subject to Tax in a country other than the country in which it is organized or (ii) currently have, or have had, a permanent establishment (as defined in any applicable Tax treaty) or other fixed place of business in a country other than the country in which it is organized.

Section 3.10 No Other Representations or Warranties.

Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided or made available by the Company or its Representatives to the Buyer Group Parties or any of their Affiliates or respective Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing. Neither the Company nor any other person on behalf of the Company will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of their respective Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article III.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company that:

Section 4.01 Corporate Organization.

Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Each of Parent and Merger Sub has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, in each case except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their respective material obligations under this Agreement. Each of Parent and Merger Sub have made available to the Company complete and correct copies of their respective memorandum and articles of association, as amended to date, and as so delivered are in full force and effect.

Section 4.02 Capitalization of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the Transactions and is wholly owned by Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Date, will have no, assets, liabilities or obligations of any nature other than in connection with the arrangement of the Equity Financing and those assets, liabilities and obligations incident to its formation and capitalization pursuant to this Agreement and the Transactions.

(b) As of the date hereof, the authorized share capital of Merger Sub consists solely of 150,000,000 ordinary shares, par value $0.0003 per share, of which 1 share is validly issued and outstanding, which is duly authorized, validly issued, fully paid and nonassessable. All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Date will be, owned by Parent.

Section 4.03 Authority Relative to This Agreement.

(a) Parent has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions and the Equity Financing. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate action on the part of Parent is necessary to authorize the execution and delivery by the Parent of this Agreement, the Plan of Merger and the consummation by it of the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.04(b)) and the Equity Financing. This Agreement has been duly and validly executed and delivered by Parent and, assuming due authorization, execution and delivery by the Company and Merger Sub, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate action on the part of Merger Sub is necessary to authorize the execution and delivery by Merger Sub of this Agreement, the Plan of Merger and the consummation by it of the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.04(b)). This Agreement has been duly and validly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery by the Company and Parent, constitutes a legal, valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.04 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub, and the Equity Commitment Letter by Parent, do not, and the performance of this Agreement and the Plan of Merger by Parent and Merger Sub, and the Equity Commitment Letter by Parent, will not, (i) conflict with or violate the memorandum and articles of association of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and all filings and obligations described in Section 4.04(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or the Equity Financing by Parent or Merger Sub, as applicable, or otherwise be materially adverse to the ability of Parent or Merger Sub to perform its material obligations under this Agreement or the Equity Commitment Letter, as applicable.

(b) The execution and delivery of this Agreement by Parent and Merger Sub and the Equity Commitment Letter by Parent, do not, and the performance of this Agreement by Parent and Merger Sub, and the Equity Commitment Letter by Parent, and the consummation by Parent and Merger Sub of the Transactions and the Equity Financing, as applicable, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including the joining of Parent and Merger Sub in the filing of a Schedule 13E-3 which shall incorporate by reference the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of NASDAQ and (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICA and the publication of notification of the Merger in the Cayman Islands Government Gazette.

Section 4.05 Schedule 13E-3; Proxy Statement.

None of the information provided by Parent or Merger Sub with respect to itself or its Affiliates or Representatives for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement: (i) on the date it (and any amendment or supplement thereto) is first filed as an exhibit to the Schedule 13E-3 with the SEC, or at the time of the mailing of the Proxy Statement or any amendments or supplements thereto to the shareholders of the Company and (ii) at the time of the Shareholders’ Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company, any of its Affiliates or their or its Affiliates’ Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 4.06 Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.07 Voting Agreement.

The Voting Agreement is in full force and effect as of the date of this Agreement and constitutes legal, valid and binding obligations of Morningside and its Affiliates party thereto. The Voting Agreement has not been amended or modified and no such amendment or modification is contemplated. As of the date hereof, there are no side letters or other agreements, contracts or arrangements (whether written or oral) to which Morningside or any of its Affiliates (other than the Company and its Subsidiaries) is a party related to the Continuing Shares other than the Voting Agreement and the other Buyer Group Contracts to which Morningside is a party.

Section 4.08 Solvency.

Parent and Merger Sub are Solvent and, immediately after giving effect to the Transactions, Parent and Surviving Company shall be Solvent. No transfer of property is being made, and no obligation is being incurred, in connection with the Transactions with the intent to hinder, delay, or defraud creditors of Parent or any of its Subsidiaries (or, upon the Closing, the Surviving Company and its Subsidiaries).

Section 4.09 Financing.

(a) Each of Morningside and J. Wood Capital Advisors LLC (“JWCA”) has delivered to the Company a true and complete copy of its respective executed equity commitment letter (together, the “Equity Commitment Letters”), dated as of the date hereof, pursuant to which each of Morningside and JWCA has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, securities of Parent up to the aggregate amount set forth therein (the “Equity Financing”).

(b) The Equity Commitment Letters are in full force and effect and (i) constitute legal, valid and binding obligations of Parent and, to the knowledge of Parent, Morningside and JWCA, as applicable, and (ii) are enforceable in accordance with their respective terms against Parent, and, to the knowledge of Parent, Morningside and JWCA, as applicable, subject to the Bankruptcy and Equity Exception. None of the Equity Commitment Letters has been amended, restated, replaced, supplemented or otherwise modified or waived, and no such amendment, restatement, replacement, supplement, modification or waiver is contemplated by Parent. The respective obligations and commitments contained in the Equity Commitment Letters have not been withdrawn or terminated or otherwise amended, restated, replaced, supplemented, modified, rescinded or waived in any respect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing, other than as set forth in Section 7.01 and Section 7.02 and in the Equity Commitment Letters. Assuming the accuracy, in all material respects, of the representations and warranties set forth in ARTICLE III, no event has occurred or circumstance exists that, with or without notice, lapse of time or both, could constitute a default or breach under the Equity Commitment Letters on the part of Parent or, to the knowledge of Parent, any of the other parties thereto. No financing source has notified Parent or any of its Affiliates of its intention to terminate or withdraw any of the Equity Financing, and assuming the accuracy, in all material respects, of the representations and warranties set forth in ARTICLE III, to the knowledge of Parent, there are no facts or circumstances that could result in any of the conditions set forth in the Equity Commitment Letters not to be satisfied or the Equity Financing being unavailable to Parent at the Closing. There are no side letters or other agreements, contracts, or arrangements related to the funding or investing, as applicable, of the full amount of the Equity Financing, other than the Interim

Investor Agreement or as expressly set forth in the Equity Commitment Letters furnished to the Company pursuant to this Section 4.09. Parent has fully paid, or caused to be fully paid, any and all commitment or other fees that are due and payable on or prior to the date hereof pursuant to the terms of the Equity Commitment Letters.

(c) Assuming (i) the satisfaction of the conditions in Section 7.01 and Section 7.02 and (ii) the Equity Financing being funded in accordance with the terms and conditions of the Equity Commitment Letters, upon funding of the Equity Financing, Parent will have, on the Closing Date, funds sufficient to fund all of the amounts required to be provided by Parent and Merger Sub for the consummation of the Transactions, including the payment of the Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions, including all related fees and expenses.

Section 4.10 Limited Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company the limited guarantee of each of Morningside and JWCA, dated as of the date hereof, in favor of the Company with respect to certain obligations of Parent and Merger Sub under this Agreement (each, a “Limited Guarantee”) as specified in the Limited Guarantees. Each Limited Guarantee is in full force and effect and constitutes a valid, binding and enforceable obligation of each of Morningside and JWCA in favor of the Company, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of Morningside or JWCA under their respective Limited Guarantees.

Section 4.11 No Other Representations or Warranties.

Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent, Merger Sub nor any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent, Merger Sub or any of their Subsidiaries or their or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided or made available by Parent, Merger Sub or its Representatives to the Company or any of their Representatives, notwithstanding the delivery or disclosure to the Company or any of its Representatives of any documentation, forecasts or other information in connection with the Transactions, and the Company acknowledges the foregoing. None of Parent, Merger Sub or any other person on behalf of Parent or Merger Sub will have or be subject to any liability or indemnity obligations to the Company or any other person resulting from the distribution or disclosure or failure to distribute or disclose to the Company or any of its Representatives, or its use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV.

Article V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01 Conduct of Business by the Company Pending the Merger.

The Company agrees that, from the date of this Agreement until the Effective Date, except as (x) required by applicable Law, (y) set forth in Section 5.01 of the Company

Disclosure Schedule or (z) as expressly contemplated or permitted by any other provision of this Agreement, unless Buyer Group shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (i) the businesses of the Group Companies shall only be conducted, and the Group Companies shall not take any action except, in a lawfully permitted manner in the ordinary course of business and consistent with past practice; and (ii) the Company shall use its commercially reasonable efforts to preserve the assets (including any Intellectual Property) and the business organization of the Group Companies in all material respects.

Article VI

ADDITIONAL AGREEMENTS

Section 6.01 Proxy Statement and Schedule 13E-3.

(a) As soon as reasonably practicable following the date of this Agreement, the Company, with the assistance of Parent and Merger Sub, shall prepare a proxy statement, including a notice convening the Company Shareholders’ Meeting in accordance with requirements set out in the Company’s memorandum and articles of association, relating to the authorization of the Plan of Merger by the shareholders of the Company (such proxy statement and notice, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Schedule 13E-3, and Parent and Merger Sub shall use their respective reasonable best efforts to cause all their respective Affiliates that are “engaged” in the Transactions (as determined in good faith by Parent and Merger Sub, as the case may be, based on applicable Law, including the SEC’s Compliance and Disclosure Interpretations, or as determined by the SEC) to join promptly the Company, Parent and Merger Sub to prepare and cause to be filed with the SEC a Schedule 13E-3 (with the Proxy Statement filed as an exhibit) in a timely manner. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and Schedule 13E-3. Each of the Company, Parent and Merger Sub shall furnish all information concerning such party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and Schedule 13E-3 and the resolution of comments with respect thereto from the SEC. The Company shall promptly notify the Buyer Group upon the receipt of any written comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and Schedule 13E-3 and shall provide the Buyer Group with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing Schedule 13E-3 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide the Buyer Group with a reasonable period of time to review and comment on such document or response and (ii) shall consider good faith comments reasonably proposed by the Buyer Group; provided, that each of Parent and Merger Sub shall, and shall use their respective reasonable best efforts to cause their respective Affiliates that are “engaged” in the Transactions to, promptly furnish all information concerning such party to the others as may be reasonably requested and execute the Schedule 13E-3 (or any amendment or supplement thereto) for filing. If, at any time prior to the Company Shareholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub that should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall file an appropriate amendment or supplement disclosing such information with the SEC and, to the extent required by applicable Law, disseminate such information to the shareholders of the Company.

(b) Each of the parties hereto represents and covenants to the other parties that the information supplied by it and its Affiliates (excluding, in the case of Parent, the Company and its Subsidiaries) and its and their Representatives for inclusion in the Proxy Statement and Schedule 13E-3 will not, at (i) the time the Proxy Statement and 13E-3 (or any amendment thereof or supplement thereto) are filed with the SEC, (ii) the time the Proxy Statement and Schedule 13E-3 (or any amendment thereof or supplement thereto) are first mailed to the shareholders of the Company and (iii) the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Each of the Company, Parent and Merger Sub shall ensure that all documents that it is responsible for filing with and/or furnishing to the SEC in connection with any of the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act of 1933, as amended, the Exchange Act and the rules and regulations promulgated thereunder, other than with respect to any information supplied by the other parties.

Section 6.02 Shareholders’ Meetings.

(a) The Company shall, concurrently with or promptly after such time as the SEC confirms that it has no further comments on the Schedule 13E-3, (i) take all actions required under the CICA, the memorandum and articles of association of the Company and the applicable requirements of NASDAQ necessary to duly call, give notice of, convene and hold a shareholder meeting, (ii) with the assistance of Parent and Merger Sub, prepare and mail or cause to be mailed or otherwise disseminate the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K to the SEC), including Shares represented by ADSs, as of the record date established for the shareholders’ meeting (the “Company Shareholders’ Meeting”), for the purpose of voting upon the authorization of the Plan of Merger, and (iii) instruct or otherwise cause the Depositary to (A) fix the record date established by the Company for the Company Shareholders’ Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Without the consent of Parent and Merger Sub, authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, shall be the only matter (other than procedural matters) to be proposed to be voted upon by the shareholders of the Company at the Company Shareholders’ Meeting.

(b) Subject to this Section 6.02, the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, including the Merger, and shall include such recommendation in the Proxy Statement. Without limiting the generality of the foregoing sentence, the Company agrees that, unless this Agreement is validly terminated in accordance with Article VIII, its obligations pursuant to this Section 6.02 (including its obligations to call, give notice of, convene and hold the Company Shareholders’ Meeting and to solicit from its shareholders proxies, in each case, in accordance with this Section 6.02) shall not be affected by the commencement, public proposal, public disclosure, announcement, communication or submission to the Company or any other person of any Competing Transaction, or by any Change in the Company Recommendation. The Company shall use its reasonable best efforts to solicit from its shareholders proxies in relation to the Company Shareholders’ Meeting.

(c) The Company shall duly convene and hold the Company Shareholders’ Meeting as soon as reasonably practicable following the mailing of the Proxy Statement, unless this Agreement is validly terminated in accordance with Article VIII. Notwithstanding anything to the contrary contained in Section 6.02(b), after consultation in good faith with the Buyer Group, the Company may recommend the adjournment of the Company Shareholders’ Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Company Shareholders’ Meeting, (ii) as otherwise required by applicable Law, or (iii) if as of the time for which the Company Shareholders’ Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting. If the Company Shareholders’ Meeting is adjourned, unless this Agreement is validly terminated in accordance with Article VIII, the Company shall convene and hold the Company Shareholders’ Meeting as soon as reasonably practicable thereafter.

Section 6.03 Access to Information.

From the date hereof until the Effective Date and subject to applicable Law, upon reasonable advance notice from Parent or Merger Sub, the Company shall (i) provide to Parent and Merger Sub (and Parent’s or Merger Sub’s respective officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent, Merger Sub and their respective Representatives such existing financial and operating data and other existing information as such persons may reasonably request and (iii) instruct its and its Subsidiaries’ Representatives to reasonably cooperate with Parent, Merger Sub and their respective Representatives in their investigation; provided, that any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties and to the extent reasonably practicable with the resources readily available to the Company and not burdensome or disruptive to the Company’s business; provided, further, that the Company shall not be required to provide Parent, Merger Sub or any of their respective Representatives with access to any books, records, documents or other information to the extent that (x) such books, records, documents or other information are subject to any confidentiality agreement with a Third Party (provided, that at the request of Parent or Merger Sub, the Company shall use its commercially reasonable efforts to obtain a waiver from such Third Party), (y) the disclosure of such books, records, documents or other information would result in the loss of attorney-client or other legal privilege and joint defense or similar doctrines or workarounds would not be available or effective to preserve privilege, or (z) the disclosure of such books, records, documents or other information is prohibited by applicable Law. Nothing in this Agreement shall require any of the Company and its Subsidiaries to disclose any information to Parent or Merger Sub to the extent such disclosure would, in the Company’s reasonable discretion, (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Law or binding confidentiality obligation of the Company or any of its Subsidiary or Affiliate, provided that the Company has used reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such applicable Law or obligation.

Section 6.04 No Solicitation of Transactions.

(a) The Company agrees that neither it nor any of its Subsidiaries will, and that it will direct its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by any Group Company), not to, in each case, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information in a manner designed to knowingly encourage), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) with respect to any Competing Transaction, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information relating to the Company or the Transactions to, any person or entity in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or Contract or commitment contemplating or otherwise relating to any Competing Transaction (in each case, other than as permitted pursuant to Section 6.04(b)) or (iv) authorize or permit any of the officers, directors or Representatives of the Company or any of its Subsidiaries acting directly or indirectly under the direction of the Company or any of its Subsidiaries, to take any action set forth in clauses (a)(i) - (a)(iii) of this Section 6.04. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party subsequent to the date hereof which prohibits the Company from providing non-public information concerning the Company or any of its Subsidiaries to Buyer Group or release any Third Party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party in respect of any Competing Transaction. The Company shall notify the Buyer Group as promptly as reasonably practicable (and in any event within 48 hours after the Company and/or the Special Committee attains knowledge thereof), orally and in writing, of any proposal or offer with respect to, or any request for non-public information concerning the Company or any of its Subsidiaries in connection with a Competing Transaction, specifying (x) the material terms and conditions thereof (including, if applicable, material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, and (y) the identity of the party making such proposal, offer or request, unless the disclosure of such identity would be prohibited by a confidentiality agreement in effect on the date hereof. The Company shall keep Buyer Group informed, on a reasonably current basis (and in any event within 48 hours of the occurrence of any material change, development, discussion or negotiation) of the status and terms of any such proposal, offer or request and of any material changes in the status and terms of any such proposal, offer or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall provide the Buyer Group with 48 hours’ prior notice (or such lesser prior notice as is provided to members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, will be requested to consider any Competing Transaction. Immediately upon the execution and delivery of this Agreement, the Company shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to any possible Competing Transaction.

(b) Except as set forth in this Section 6.04, neither the Company Board nor any committee thereof shall (i) change, withhold, withdraw, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify, in each case, in a manner adverse to Parent or Merger Sub, the Company Recommendation, or fail to include the Company Recommendation in the Proxy Statement (each, a “Change in the Company Recommendation”), (ii) authorize, approve or recommend, or publicly propose to authorize, approve or recommend to the shareholders of the Company, an offer or proposal with respect to a Competing Transaction, (iii) if a tender offer or exchange offer for 20% or more of the outstanding share capital of the Company that constitutes a Competing Transaction is commenced, fail to recommend against acceptance of such tender offer or exchange offer by its shareholders within 10 Business Days after commencement, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer; provided, that a customary “stop, look and listen” communication by the Company Board or the Special Committee to shareholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act shall not be deemed to be a Change in the Company Recommendation or violate this Section 6.04, or (iv) approve or recommend, cause or permit the Company to enter into, or submit to a vote by its shareholders, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar document or Contract with respect to any Competing Transaction (any of the foregoing in this clause (iv), an “Alternative Acquisition Agreement”).

(c) Notwithstanding the foregoing, if the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee, in its good faith judgment, prior to the time of the Company Shareholders’ Meeting and upon advice by its independent legal counsel, that failure to make a Change in the Company Recommendation would be inconsistent with its fiduciary obligations to the Company and its shareholders under applicable Law, the Company Board may, upon the recommendation of the Special Committee, effect a Change in the Company Recommendation, provided, that the Company Board shall (i) provide five Business Days’ prior written notice to Parent and Merger Sub advising Parent and Merger Sub that the Company Board intends to effect a Change of Recommendation and specifying in reasonable detail the facts underlying and the reasons for the decision by the Company Board (acting upon the recommendation of the Special Committee) to take such action and (ii) during such five Business Day period, if requested by Parent and Merger Sub, engage in good faith negotiations with Parent and Merger Company to amend this Agreement in such a manner that obviates the need for such Change in the Company Recommendation.

(d) A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the net revenue or net income of the Company are attributable, (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the net revenue or net income or assets of the Company and its Subsidiaries, taken as a whole, (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company, (iv) the acquisition (whether by merger, consolidation, equity investment, share exchange, joint venture or otherwise) by any Third Party, directly or indirectly, of any equity interest in any entity that holds assets representing, directly or indirectly, 20% or more of the net revenue, net income or assets of the Company and its Subsidiaries, taken as a whole, or (v) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of the Company, or (vi) any combination of the foregoing.

(e) Nothing contained in this Section 6.04 and Section 6.02 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law, including (A) disclosure of factual information regarding the business, financial condition or results of operations of the Company or (B) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided, that any such disclosure pursuant to this clause (B) with respect to a Competing Transaction (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board or the Special Committee has received and is currently evaluating such Competing Transaction) that does not include an express rejection of any applicable Competing Transaction or an express reaffirmation of its recommendation in favor of the Transactions shall be deemed to be a Change in the Company Recommendation or (ii) making any “stop-look-and-listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

Section 6.05 Directors’ and Officers’ Indemnification and Insurance.

(a) The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Date, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law.

(b) The Surviving Company shall maintain in effect for six years from the Effective Date, the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Date, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”); provided, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable than those provided under the Company’s current policies; provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of the aggregate annual premium most recently paid by the Company for the directors’ and officers’ liability insurance policies prior to the date hereof (the “Maximum Amount”). If the Company or Surviving Company is unable to obtain the directors’ and officers’ liability insurance required by this Section 6.05(b), Parent shall cause the Surviving Company to obtain as much comparable insurance as possible during such six year period for a premium which shall not exceed the Maximum Amount. Alternatively, the Company may and, at the joint request of Parent and Merger Sub, the Company shall, purchase a six-year “tail” prepaid policy prior to the Effective Date on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. Notwithstanding anything to the contrary set forth in this Agreement, if such “tail” prepaid policies have been obtained by the Company prior to the Effective Date, the Surviving Company shall maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of the Surviving Company under this Section 6.05(b) shall terminate.

(c) Subject to the terms and conditions of this Section 6.05, from and after the Effective Date, the Surviving Company shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (i) the fact that such person is or was a director or officer of the Company or such Subsidiary or (ii) any acts or omissions by such person in such capacity prior to or at the Effective Date (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party), to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the CICA or any other applicable Law on the date hereof, including the approval of this Agreement, the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right or any such person; provided, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law.

(d) In the event the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company shall assume the obligations set forth in this Section 6.05.

(e) The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third- party beneficiary of the provisions of this Section 6.05.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06 Notification of Certain Matters.

Each of the Company, Parent and Merger Sub shall promptly notify the other in writing of:

(a) any notice or other communication received by such party from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions;

(c) any Actions commenced or, to the knowledge of the Company or the knowledge of Parent or the knowledge of Merger Sub, threatened against the Company or any of its Subsidiaries or Parent and any of its Affiliates (excluding the Company and its Subsidiaries) or Merger Sub and any of its Affiliates, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions; and

(d) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such person set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 not to be satisfied together, in each case, with a copy of any such notice, communication or Action; provided, that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that failure to give notice pursuant to this Section 6.06 shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure.

Section 6.07 Equity Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Equity Financing on the terms and conditions set forth in the Equity Commitment Letters no later than the Closing Date, and shall not permit any amendment, supplement or modification to be made to, or any waiver of any provision under, or any replacement of, any Equity Commitment Letter if such amendment, modification, supplement, waiver or replacement would (A) reduce (or could have the effect of reducing) the aggregate amount of the Equity Financing; (B) impose new or additional conditions or contingencies or otherwise expand, amend or modify any of the conditions to the Equity Financing; or (C) otherwise expand, amend or modify any other provision of such Equity Commitment Letter in a manner that would reasonably be expected to (1) delay or prevent or make less likely the funding of the Equity Financing on the Closing Date or otherwise prevent, delay or impair consummation of the Transactions or (2) adversely impact the ability of Parent, Merger Sub or the Company to timely consummate the Transactions or the timing of Closing, including by making funding the Equity Financing less likely to occur, or enforce its rights against the counterparties to the applicable Equity Commitment Letter or any definitive agreements with respect thereto or to consummate the Transactions. Parent shall promptly deliver to the Company copies of any amendment, supplement, modification, waiver or replacement of any Equity Commitment Letter.

(b) Parent shall use its reasonable best efforts (A) to maintain in full force and effect the Equity Commitment Letters until consummation of the Transactions; (B) to satisfy on a timely basis (or obtain the waiver of) all of the conditions and covenants applicable to Parent in the Equity Commitment Letters and any such definitive agreements with respect thereto; (C) if all of the conditions set forth in Section 7.01 and Section 7.02 and the Equity Commitment Letters have been or as of the Closing will be satisfied or waived, to consummate the Equity Financing at or prior to the Closing in accordance with the terms of the Equity Commitment Letters; (D) to enforce its rights (including through litigation) under each Equity Commitment Letter, subject to the terms thereof, to cause the applicable counterparty to comply with its obligations under such Equity Commitment Letter and any related definitive agreements; and (E) to comply with its obligations under each Equity Commitment Letter and any related definitive agreements.

(c) Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice (and, in any event, within one (1) Business Day) of (A) the termination or expiration of any Equity Commitment Letter or any related definitive agreements, (B) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any such breach or default) by Parent, or, to the knowledge of Parent, any other party to such Equity Commitment Letter or any related definitive agreements, (C) the receipt of (1) any notice or (2) other communication, in each case, from Morningside or JWCA with respect to any (x) actual, threatened or alleged breach, default, termination or repudiation by any party to the applicable Equity Commitment Letter or any related definitive agreements or of any provisions of such Equity Commitment Letter or any related definitive agreements (including any proposal by Morningside or JWCA, as applicable, to withdraw, terminate or make any material change in the terms of (including the amount of the Equity Financing contemplated by) such Equity Commitment Letter or (y) material dispute or disagreement between or among any parties to such Equity Commitment Letter or any related definitive agreements with respect to the obligation to fund the Equity Financing or the amount of the Equity Financing to be funded at Closing, and (D) if at any time for any reason Parent believes in good faith that there is a possibility that it will not be able to obtain all or any portion of the Equity Financing on the terms and conditions, in the manner or from the sources contemplated by the applicable Equity Commitment Letter or any related definitive agreements. Without limiting the foregoing, as soon as reasonably practicable, but in any event within two (2) Business Days of the date the Company delivers to Parent a written request therefor, Parent shall provide to the Company and its Representatives any and all information reasonably requested by the Company relating to any circumstances referred to in clause (A), (B), (C) or (D) of the immediately preceding sentence.

(d) If any portion of the Equity Financing becomes unavailable on the terms and conditions contemplated in the Equity Commitment Letters, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing from alternative sources in an amount sufficient, when added to the portion of the Equity Financing that is available, to consummate the Transactions and to pay all related expenses (“Alternative Financing”) as promptly as practicable following the occurrence of such event and to obtain and provide the Company with a copy of, the new financing commitment that provides for such Alternative Financing and all contracts, engagement letters and other arrangements associated therewith; provided, further, that Parent shall advise the Company in writing of the maximum amount of expenses payable by the Parent or its Affiliates under such commitment letter(s) and engagement letter(s)) (such commitment Letter(s) and related term sheets, including all exhibits, schedules and annexes, and each such engagement letter, as such documents may be amended, supplemented, modified, waived or replaced, collectively, the “Alternative Financing Commitment Letter”)). As applicable, references in this Agreement (A) to “Equity Financing” shall include Alternative Financing and (B) to any “Equity Commitment Letter” shall include the Alternative Financing Commitment Letter.

(e) Notwithstanding anything herein to the contrary, Parent and Merger Sub acknowledge and agree that the obtaining of the Equity Financing is not a condition to Closing, and reaffirms its obligation to consummate the Transactions irrespective and independent of the availability of the Equity Financing, subject to the applicable conditions set forth in Section 7.01 and Section 7.02.

Section 6.08 [Reserved]

Section 6.09 Participation in Litigation.

Prior to the Effective Date, the Company shall (a) give prompt notice to Parent and Merger Sub of any Actions commenced or, to the knowledge of the Company, threatened, against the Company and/or its directors which relate to this Agreement or the Transactions and (b) give Parent and Merger Sub the opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled or compromised, without Parent’s and Merger Sub’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.10 Resignations.

To the extent requested by Parent and Merger Sub jointly in writing at least three Business Days prior to Closing, on the Closing Date, the Company shall cause to be delivered to Parent and Merger Sub duly signed resignations, effective as of the Effective Date, of the directors of any Group Company designated by Parent and Merger Sub.

Section 6.11 Public Announcements.

Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of NASDAQ, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation. Notwithstanding the foregoing, the restrictions set forth in this Section 6.11 shall not apply to (a) any release or announcement made or proposed to be made by the Company pursuant to Section 6.04(b), (b) communications that are disclosures or communications by Parent, JWCA and their respective Affiliates to existing or prospective general or limited partners, equity holders, members, managers and investors of such person or any Affiliates of such person, in each case who are subject to customary confidentiality restrictions and deal descriptions on such person’s website in the ordinary course of business, (c) in connection with any dispute between the parties hereto regarding this Agreement, the Merger or the other transactions contemplated hereby or (d) made by the Company or Parent or their respective Affiliates in response to questions by the press, analysts, investors or those participating in investor calls or industry conferences so long as such statements are consistent with information previously disclosed in previous press releases, public disclosures or public statements made by the Company and/or Parent in compliance with this Section 6.11.

Section 6.12 Stock Exchange Delisting.

Prior to the Effective Date, the Company shall cooperate with Parent and Merger Sub and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable, as promptly as reasonably practicable after the Effective Date (i) the delisting by the Surviving Company from NASDAQ, and (ii) the deregistration of the Shares under the Exchange Act.

Section 6.13 Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 6.14 Obligations of Parent. Promptly (and in any event within 24 hours) following the execution and delivery of this Agreement, Parent, in its capacity as the sole shareholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a special resolution authorizing the Plan of Merger in accordance with the CICA. Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions, including the Merger and the Equity Financing, on the terms and conditions set forth in this Agreement and the Equity Commitment Letters.

Article VII

CONDITIONS TO THE MERGER

Section 7.01 Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a) Company Shareholder Approval. This Agreement, the Plan of Merger and the Transactions shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Company Shareholders’ Meeting in accordance with the CICA and the Company’s memorandum and articles of association.

(b) No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order which is then in effect and has or would have the effect of making the Merger illegal or otherwise prohibiting the consummation of the Transactions (an “Order”).

Section 7.02 Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.03(a), Section 3.03(c), in Section 3.03(e) (insofar and to the extent they would apply to the Company’s significant Subsidiaries within the meaning of Rule 1-02(w) of Regulation S-X of the SEC) and Section 3.04, the representations and warranties of the Company contained in this Agreement (A) that are not qualified by Company Material Adverse Effect or other materiality qualification shall be true and correct in all material respects as of the date hereof and as of the Closing, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct in all respects as of such time), and (B) that are qualified by Company Material Adverse Effect or other materiality qualification shall be true and correct in all respects as of the date hereof and as of the Closing, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct in all respects as of such time); and (ii) the representations and warranties set forth in Section 3.03(a), Section 3.03(c), Section 3.03(e) (insofar and to the extent they would apply to the Company’s significant Subsidiaries within the meaning of Rule 1-02(w) of Regulation S-X of the SEC) and Section 3.04 shall be true and correct in all respects, except for, solely with respect to Section 3.03(a) and Section 3.03(c), de minimis inaccuracies which would not result in any increase of the amounts payable under this Agreement of more than $300,000, as of the date hereof and as of the Closing, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct in all respects as of such time).

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Date.

(c) Officer or Director Certificate. The Company shall have delivered to Parent and Merger Sub a certificate, dated the Closing Date, signed by a director or executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a) and Section 7.02(b).

(d) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

(e) Dissenting Shareholders. The holders of no more than 15% of the Shares that are not Continuing Shares shall have validly served and perfected a notice of objection under Section 238(2) of the CICA.

Section 7.03 Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality) shall be true and correct in all material respects as of the date hereof and as of the Closing, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except to the extent such failures to be true and correct, individually or in the aggregate, have not and would not prevent or materially impair or delay the ability of Parent or Merger Sub to consummate any of the Transactions.

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c) Officer or Director Certificate. Each of Parent and Merger Sub shall have delivered to the Company a certificate, dated the date of the Closing, signed by a director or executive officer of Parent and Merger Sub, as the case may be, certifying as to its satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04 Frustration of Closing Conditions.

Prior to the date on which this Agreement is validly terminated pursuant to Section 8.01 (the “Termination Date”), none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was primarily caused by such party’s failure to fulfill any of its obligations under this Agreement, including failure to use the standard of efforts required from such party to comply with this Agreement and consummate the Transactions.

Article VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01 Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Date by mutual written consent of Parent and the Company with the approval of their boards of directors (or, in the case of the Company, upon the recommendation of the Special Committee).

Section 8.02 Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (upon the recommendation of the Special Committee), on the one hand, or Parent, on the other hand, at any time prior to the Effective Date, if:

(a) the Merger shall not have been consummated on or before the date falling six months from the date of this Agreement (the “Outside Date”);

(b) any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final, non-appealable Order; provided, that prior to termination pursuant to this Section 8.02(b), each of the Company and Parent shall have used its commercially reasonable efforts to resist, appeal, obtain consent under, resolve or lift (as applicable) the Order; or

(c) the Requisite Company Vote shall not have been obtained at the Company Shareholders’ Meeting duly convened therefor and concluded or at any adjournment thereof;

provided, that the right to terminate this Agreement pursuant to Section 8.02(a) or Section 8.02(b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the primary cause of, or resulted primarily in, the failure of the applicable conditions being satisfied.

Section 8.03 Termination by the Company.

This Agreement may be terminated by the Company (upon the recommendation of the Special Committee) at any time prior to the Effective Date, if a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Outside Date and such breach is not curable or, if curable, is not cured within 60 days following receipt of written notice of such breach from the Company (or, if the Outside Date is less than 60 days from the date of receipt of such notice, by the Outside Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03 if the Company is then in material breach of any representations, warranties, agreements or covenants hereunder, which breach would give rise to the failure of the conditions set forth in Section 7.01 or Section 7.02.

Section 8.04 Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Date, if:

(a) a breach in of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and such breach is not curable or, if curable, is not cured within 60 days following receipt of written notice of such breach from Parent (or, if the Outside Date is less than 60 days from the date of receipt of such notice, by the Outside Date); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in material breach of any representations, warranties, agreements or covenants hereunder, which breach would give rise to the failure of the conditions set forth in Section 7.01 or Section 7.03; or

(b) a Company Triggering Event shall have occurred.

Section 8.05 Effect of Termination.

In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; provided, that the terms of Section 6.11, Article VIII and Article IX shall survive any termination of this Agreement.

Section 8.06 Fees Following Termination.

(a) Except as provided in this Section 8.06, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transactions is consummated.

(b) Under no circumstances will the collective monetary damages payable by the Buyer Group for breaches under this Agreement, the Equity Commitment Letters or the Limited Guarantees exceed an amount equal to $572,000 in the aggregate for all such breaches (the “Buyer Group

Liability Limitation”). In no event will any Group Company or any directors, officers, employees, members, managers, partners, representatives, advisors or agents of any Group Company (collectively, the “Company Group”), seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from (i) any member of the Buyer Group, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, advisors, representatives, members, managers, general or limited partners, stockholders, assignees of any member of the Buyer Group, or (iii) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, advisors, representatives, Affiliates, members, managers, general or limited partners, stockholders or assignees of any of the foregoing (clauses (i) - (iii), collectively, the “Investors Group”) in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters and the Limited Guarantees), in excess of the Buyer Group Liability Limitation. This Section 8.06(b) was specifically bargained for and reflected in the Merger Consideration and is intended to be for the benefit of, and shall be enforceable by, each member of the Investors Group.

Article IX

GENERAL PROVISIONS

Section 9.01 Non-Survival of Representations, Warranties and Agreements.

The representations, warranties and agreements in this Agreement and in any schedule or certificate delivered pursuant hereto shall terminate at the earlier of the Effective Date and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto that by its terms contemplates performance after the Effective Date or termination of this Agreement, including the agreements set forth in Article I and Article II, Section 6.05, Section 6.11 and this Article IX.

Section 9.02 Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and shall be deemed to have been duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile or e-mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested). All notices, requests, claims, demands and other communications hereunder shall be delivered to the addresses set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent,

Stealth Parent Limited
c/o Springfield Financial Advisory Limited

22nd Floor Hang Lung Centre
2-20 Paterson Street
Causeway Bay, Hong Kong
Attention: Alice Li, Makim Ma
Email: alice.li@springfld.com, MakimMa@springfld.com

with a copy to (which alone shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: Joshua M. Zachariah, Gregg L. Katz and Jean A. Lee

Email: jzachariah@goodwinlaw.com,

gkatz@goodwinlaw.com,
jeanlee@goodwinlaw.com

with a copy to (which alone shall not constitute notice):

Campbells Corporate Services Limited
Floor 4, Willow House, Cricket Square
Grand Cayman KY1-9010
Cayman Islands
Attention: Charlie Pywell
Email: CPywell@campbellslegal.com

Merger Sub:

Stealth Merger Sub Limited
c/o Springfield Financial Advisory Limited
22nd Floor Hang Lung Centre
2-20 Paterson Street
Causeway Bay, Hong Kong
Attention: Alice Li, Makim Ma
Email: alice.li@springfld.com, MakimMa@springfld.com

with a copy to (which alone shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: Joshua M. Zachariah, Gregg L. Katz and Jean A. Lee

Email: jzachariah@goodwinlaw.com,

gkatz@goodwinlaw.com
jeanlee@goodwinlaw.com

with a copy to (which alone shall not constitute notice):

Campbells Corporate Services Limited
Floor 4, Willow House, Cricket Square
Grand Cayman KY1-9010
Cayman Islands
Attention: Charlie Pywell
Email: CPywell@campbellslegal.com

if to the Company:

Stealth BioTherapeutics Corp
c/o Intertrust Corporate Services (Cayman) Limited
One Nexus Way, Camana Bay
Grand Cayman KY1-9005 Cayman Islands

with a copy to (which alone shall not constitute notice):

Stealth BioTherapeutics Inc.
140 Kendrick Street
Needham, MA 02494
Attention: Henry Hess
Email: henry.hess@stealthbt.com

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109 USA
Attention: Rosemary Reilly and Michael Gilligan
Email: rosemary.reilly@wilmerhale.com,
michael.gilligan@wilmerhale.com

if to the Special Committee:

Special Committee of Stealth BioTherapeutics Corp
c/o Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109 USA
Attention: Kevin McLaughlin

with a copy to (which alone shall not constitute notice):

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109 USA
Attention: Rosemary Reilly and Michael Gilligan
Email: rosemary.reilly@wilmerhale.com
michael.gilligan@wilmerhale.com

Section 9.03 Certain Definitions.

(a) For purposes of this Agreement:

“2021 Annual Report” means the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 7, 2022, including the exhibits thereto.

“Action” means any material litigation, suit, claim, action, proceeding or investigation.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. and the Registrar of Companies of the Cayman Islands are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York and the Cayman Islands.

“Buyer Group” means, collectively, Parent, Merger Sub, Morningside, JWCA and the respective Affiliates of each of the foregoing, excluding the Company or any of its Subsidiaries, and a “Buyer Group Party” means any one of them.

“Buyer Group Contracts” means (a) the Voting Agreement, (b) the Equity Commitment Letters, (c) the Limited Guarantee, including all amendments thereto or modifications thereof and (d) the Interim Investor Agreement, by and between Morningside and JWCA.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by Parent and Merger Sub on the date hereof.

“Company Material Adverse Effect” means any event, fact, condition, development, result, circumstance, change or effect, individually or in the aggregate with all other events, facts, conditions, developments, results, circumstances, changes and effects, that (A) would, or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and the Subsidiaries taken as a whole or (B) would, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger by the Company prior to the Outside Date; provided, that with respect to the foregoing clause (A) only, in no event shall any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect: (i) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, including changes in interest rates and foreign exchange rates, or in any of the industries in which the Company or any of its Subsidiaries operate (so long as such changes do not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which they operate, in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect), (ii) any impact or effect resulting or arising from the public announcement of or the performance of this Agreement by the Company, the pendency or consummation of the Transactions or the identity of any of the Buyer Group Parties as the acquiror of the Company, including the impact or effect thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with any employees, customers, suppliers or partners, (iii) geopolitical conditions, natural disaster or any outbreak or escalation of hostilities or war or any act of terrorism or other force majeure events (so long as such changes do not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which they operate, in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect), (iv) changes in any applicable Laws or applicable accounting regulations or principles (including United States generally accepted accounting principles), or the interpretation or enforcement thereof, so long as such changes do not adversely affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which they operate, in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect, (v) any change in the price or trading volume of the ADSs or any failure to meet any internal or published financial projections, forecasts, estimates, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics or predictions or forward-looking statements (provided, that the facts or occurrences giving rise to or contributing to such change or failure, as applicable, that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (vi) any Action in respect of this Agreement or the Transactions brought or commenced by any current or former shareholder of the Company (on their own behalf or on behalf of the Company), and (vii) any action taken, or failure to take action, by the Company or any of its Subsidiaries that is expressly required by this Agreement and/or that the Buyer Group has consented to or requested in writing.

“Company Option” means each option to purchase Shares under the Share Incentive Plans.

“Company RSU” means each outstanding restricted ADS unit issued by the Company pursuant to any Share Incentive Plans that entitles the holder thereof to acquire Ordinary Shares upon the vesting of such award.

“Company SEC Reports” means the forms, reports and other documents filed since December 28, 2018 and those filed subsequent to the date hereof, including any amendments thereto.

“Company Share Awards” means Company Options, Company RSUs and any other awards granted under the Share Incentive Plans.

“Company Triggering Event” shall be deemed to have occurred if there shall have been a Change in the Company Recommendation; provided, that a “stop, look and listen”

communication by the Company Board or the Special Committee to shareholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board or the Special Committee has received and is currently evaluating such Competing Transaction shall not be prohibited or be deemed to constitute a Company Triggering Event.

“Contract” means any legally enforceable note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument in written form.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Development Funding Agreement” means the Amended Development Funding Agreement, dated May 17, 2021, by and between the Company and Morningside.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Excluded Shares” means, collectively, (i) Shares held by the Company or any of its Subsidiaries; and (ii) Shares held by or Shares represented by ADSs held by the Depositary and reserved for issuance and/or allocation pursuant to the Share Incentive Plans.

“Group Company” means any of the Company or any of its Subsidiaries.

“Intellectual Property” means (a) United States, non-United States and international patents, patent applications and statutory invention registrations, (b) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (c) copyrightable works, copyrights, and registrations and applications for registration thereof, (d) confidential and proprietary information, including trade secrets and know-how, and (e) rights of privacy, publicity and endorsement.

“knowledge” means, (i) with respect to the Company, the actual knowledge of the individuals listed in Section 9.03(a)(i) of the Company Disclosure Schedule, (ii) with respect to Parent, the actual knowledge of the individuals listed in Section 9.03(a)(ii) of the Company Disclosure Schedule, and (iii) with respect to any other party hereto, the actual knowledge of any director or officer of such party, in each of the foregoing clauses (i)-(iii), after reasonable inquiry.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Company Warrants” means outstanding warrants to purchase Shares or ADSs.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“SEC” means the U.S. Securities and Exchange Commission.

“Share” means ordinary shares, par value $0.0003 per share.

“Share Incentive Plans” means, collectively, the Company’s 2006 Share Incentive Plan, 2019 Share Incentive Plan, 2019 Employee Share Purchase Plan and 2020 ADS Incentive Plan.

“Solvent” means, when used with respect to any Person, that, as of any date of determination: (a) the amount of the “fair saleable value” of the assets of such Person, as of such date, exceeds the liabilities of such Person, including contingent and other liabilities that are likely to mature, as of such date; (b) such Person shall not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date; (c) such Person has not incurred liabilities beyond the ability of such Person to pay, as such liabilities mature in the ordinary course of business; and (d), for Persons incorporated under the CICA, such Person will be able to pay its debts as they fall due.

“Subsidiary” means, with respect to any party, any person of which (x) such party or any other Subsidiary of such party is a general partner or (y) securities representing at least a majority of voting power of such person (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other body performing similar functions with respect to such person) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges in the nature of taxes (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, escheat, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; and customers’ and customs duties, tariffs and similar charges, including any liability for any of the foregoing imposed as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes, or as a transferee or successor, by contract or otherwise.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Buyer Group.

“Unvested Company Option” means any Company Option that is not a Vested Company Option.

“Unvested Company RSU” means any Company RSU that is not a Vested Company Option.

“Venture Debt Agreement” means that certain Loan and Security Agreement, dated as of September 30, 2021, by and among the Company, Stealth BioTherapeutics, Inc. Horizon Technology Finance Corporation and Powerscourt Investments XXV, LP.

“Vested Company Option” means any Company Option that shall have become vested on or prior to the Closing Date in accordance with the terms of the Share Incentive Plan and the applicable award agreement pursuant to which such Company Option was granted.

“Vested Company RSU” means any Company RSU that shall have become vested on or prior to the Closing Date in accordance with the terms of the Share Incentive Plan and the applicable award agreement pursuant to which such Company RSU was granted. For the avoidance of doubt, the term Vested Company RSU shall not include any Company RSU that shall have vested and settled as ADS prior to the Effective Date.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
ADS	Section 2.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(b)
Bankruptcy and Equity Exception	Section 3.04(a)
Buyer Group Liability Limitation	Section 8.06(b)
Capitalization Date	Section 3.03(a)
Change in the Company Recommendation	Section 6.04(b)
CICA	Recitals
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Group	Section 8.06(b)
Company Recommendation	Section 3.04(b)
Company Shareholders’ Meeting	Section 6.02(a)
Competing Transaction	Section 6.04(d)
Continuing Shares	Recitals
Damages	Section 6.05(c)
Deposit Agreement	Section 2.06
Depositary	Section 2.06
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Date	Section 1.03
Equity Commitment Letters	Section 1.03

Equity Financing	Section 6.07(a)
Exchange Act	Section 3.04(b)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(c)
Governmental Authority	Section 3.05(b)
Indemnified Parties	Section 6.05(b)
Investors Group	Section 8.06(b)
JWCA	Section 6.07(a)
Law	Section 3.05(a)
Merger	Recitals
Merger Sub	Preamble
Merger Consideration	Section 2.04(a)
Morningside	Recitals
NASDAQ	Section 3.05(b)
Order	Section 7.01(b)
Outside Date	Section 8.02(a)
Parent	Preamble
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
Proxy Statement	Section 6.01(a)
RCA	Section 2.02(c)
Record ADS Holders	Section 6.02(a)
Representatives	Section 6.03
Requisite Company Vote	Section 3.04(a)
Share Certificates	Section 2.04(b)
Special Committee	Recitals
Voting Agreement	Recitals
Surviving Company	Section 1.01
Takeover Statute	Section 3.07
Termination Date	Section 7.04
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)

Section 9.04 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05 Entire Agreement; Assignment.

This Agreement (including the Exhibits and Schedules hereto), the Voting Agreement, the Equity Commitment Letters and the Limited Guarantees constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to an Affiliate, provided, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

Section 9.06 Interpretation.

When a reference is made in this Agreement to a Section, Article, Annex or Exhibit, such reference shall be to a Section, Article, Annex or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Annex or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Annexes and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” refer to a calendar day unless otherwise indicated as a “Business Day.”

Section 9.07 Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except Section 6.05, Section 9.08(d) and Section 9.11 (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Share Awards, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.08 Specific Performance.

(a) Subject to Section 9.08(b), the parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof by the applicable party or parties, and that money damages or other legal remedies would not be an adequate remedy therefor. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Parent and Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall, subject to Section 8.06, be entitled to specific performance of the terms hereof (including the other parties’ obligation to consummate the Transactions, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement, in addition to any other remedy at law or equity.

(b) Notwithstanding anything to the contrary set forth in this Agreement, it is explicitly agreed that the Company shall be entitled seek to specific performance or injunctive relief with respect to Parent’s obligation to cause the Equity Financing to be funded and Parent’s and Merger Sub’s obligations to consummate the Transactions if (i) the conditions precedent to Parent’s and Merger Sub’s obligations in Section 7.01 and Section 7.02 have been satisfied (other than those conditions that, by their nature, are to be, and will be, satisfied by actions taken at the Closing or will be waived by Parent and Merger Sub); and (ii) the Company has irrevocably confirmed to Parent and Merger Sub in writing that (A) all of the conditions set forth in Section 7.01 and Section 7.03 have been satisfied (other than those conditions that, by their terms, are to be, and will be, satisfied by actions taken at the Closing or will be waived by the Company) and (B) the Company is prepared to consummate the Closing and, if specific performance is granted and the Equity Financing is funded, then the Closing will occur; provided, that notwithstanding the foregoing, the Company shall not be entitled to seek enforcement of the Equity Financing pursuant to terms of any Equity Commitment Letter unless and until (i) the Company also seeks enforcement of the Equity Financing in the same manner pursuant to the other Equity Commitment Letter or (ii) the Commitment (as defined in the other Equity Commitment Letter) has been funded in full.

(c) Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate, and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. Notwithstanding anything herein to the contrary, (x) while the parties hereto may pursue both a grant of specific performance or equitable relief and the payment of the amounts set forth in Section 8.06, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance or equitable relief and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance or equitable relief shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Investors Group or, if such party is the Company, any other member of the Company Group, and each party agrees to cause any Action (whether such Action is being prosecuted by the Company or any other member of the Company Group) pending against any member in the Investors Group or Company Group (as the case may be) to be dismissed with prejudice at such time as, in connection with this Agreement or any of the Transactions (including the Equity Financing), any such amounts are paid by the applicable party.

(d) If any party brings any Action to enforce specifically the performance of the terms and provisions hereof, the Termination Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus 20 Business Days or (ii) such other time period established by the court presiding over such Action.

(e) This Section 9.08 shall not be deemed to alter, amend, supplement or otherwise modify the terms of the Equity Commitment Letters (including the expiration or termination provisions thereof).

Section 9.09 Governing Law; Dispute Resolution.

(a) This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed, performed, enforced and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of Merger Sub in the Surviving Company, the cancellation and conversion of the Shares as the case may be (including Shares represented by ADSs), the rights set forth in Section 238 of the CICA with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the board of directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b) All Actions arising under the Laws of the State of New York out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Each of the parties hereto agrees that mailing of process or other papers in connection with any such Action in the manner provided in Section 9.02 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising under the Laws of the State of New York out of or relating to this Agreement brought by any party hereto and (b) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 9.09, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.10 Waiver of Jury Trial.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LIABILITY DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE EQUITY COMMITMENT LETTERS, THE LIMITED GUARANTEES, THE EQUITY FINANCING OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

Section 9.11 Amendment

This Agreement may be amended by the parties hereto by action taken (a) in the case of Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) in the case of the Company, by or on behalf of the Special Committee, or by the Company Board acting upon the recommendation of the Special Committee, at any time prior to the Effective Date; provided, that after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.12 Waiver; Actions by Company.

At any time prior to the Effective Date, any party hereto may by action taken (a) in the case of Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) in the case of the Company, by the Company Board acting upon the recommendation of the Special Committee, (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.

Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Any determination hereunder as to whether any action, document or matter is acceptable to the Company, or reasonably acceptable to the Company, or similar determinations, shall be made by the Company Board acting upon the recommendation of the Special Committee. Whenever in this Agreement a determination, decision or approval by the Company is called for, or any action or remedy is provided for the benefit of the Company, including (a) any consent, determination or action by the Company hereunder, including any amendment to or waiver of any provision of this Agreement, any extension of the time for performance of any obligation or action hereunder by the Company and termination of this Agreement by the Company, or (b) any exercise of the Company’s rights or remedies under this Agreement or any action on behalf of the Company to enforce such rights and remedies or any obligation of the Buyer Group, Parent or Merger Sub under this Agreement, then such determination, decision, approval, action or exercise of such right or remedy must be first considered by the Special Committee and may only be taken by the Company following the Company’s Board’s consideration of the Special Committee’s recommendation in respect of such determination, decision, approval, action or exercise of such right or remedy.

Section 9.13 Determinations by the Buyer Group; Obligations of the Buyer Group.

(a) Whenever in this Agreement a determination, decision or approval by the Buyer Group is called for, or any action or remedy is provided for the benefit of the Buyer Group, including (a) any consent, determination or action by the Buyer Group hereunder, including any amendment to or waiver of any provision of this Agreement, any extension of the time for performance of any obligation or action hereunder by the Company and termination of this Agreement by the Buyer Group, or (b) any exercise of the Buyer Group’s rights or remedies under this Agreement or any action on behalf of the Buyer Group to enforce such rights and remedies or any obligation of the Company under this Agreement, then such determination, decision, approval, action or exercise of such right or remedy must be authorized in writing by both Parent and Merger Sub. The Company shall be entitled to have regard only to, and to rely absolutely upon and act in accordance with, without any liability to any party for having relied or acted thereon, notices, including requests, elections or proposals, issued in writing by both Parent and Merger Sub, together, as constituting valid instruction from all of the Buyer Group Parties. Service of any notice or other communication on Parent and Merger Sub, together, shall be deemed to constitute valid service thereof on all the Buyer Group.

(b) Unless expressly stated otherwise in this Agreement, when in this Agreement reference is made to any covenant, undertaking or obligation of Buyer Group or any one or more of Parent and Merger Sub, such covenant, undertaking or obligation will be construed to be a several and not joint obligation of each party (and shall be deemed to be followed by the words “, on a several and not joint basis”) and in no event shall Parent be liable or responsible for any covenant, undertaking or obligation of Merger Sub or vice versa.

Section 9.14 Counterparts.

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Stealth Biotherapeutics Corp

By /s/ Irene P. McCarthy
Name: Irene P. McCarthy
Title: Chief Executive Officer

PARENT:

For and on behalf of

Stealth Parent Limited

By /s/ Jill Marie Franklin
Name: Jill Marie Franklin
Title: Authorized Signature

By /s/ Frances Anne Elizabeth Richard
Name: Frances Anne Elizabeth Richard
Title: Authorized Signature

MERGER SUB:

For and on behalf of

Stealth Merger Sub Limited

By /s/ Jill Marie Franklin
Name: Jill Marie Franklin
Title: Authorized Signature

By /s/ Frances Anne Elizabeth Richard
Name: Frances Anne Elizabeth Richard
Title: Authorized Signature

[Signature Page to Merger Agreement]

APPENDIX I

CONTINUING SHARES

Name of Shareholder	Ordinary Shares	Represented by ADSs
Morningside Venture (I) Investments Limited	514,672,111.334	0
Season Pioneer Investments Limited	39,066,276	3,255,523
Equal Talent Investments Limited	19,533,720	1,627,810
Golwyn Capital Appreciation Limited	1,387,200	115,600